September 28, 2011
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Jeffrey Riedler, Assistant Director

Re:	Capella Healthcare, Inc. Registration Statement on Form S-4 File Number 333-175188
Dear Mr. Riedler:
     Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned, on behalf of Capella Healthcare, Inc. (the “Registrant”), requests acceleration of the effective date of the above-captioned Registration Statement, as then amended, so that it will become effective at 10:00 a.m., Eastern time, September 30, 2011, or as soon thereafter as practicable.
     In connection with this request to accelerate the effective date of the Registration Statement, the Registrant acknowledges the following:
•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If you have any questions regarding this letter, please contact the Registrant’s securities counsel, J. Chase Cole, at (615) 850-8476, or David R. Clay at (615) 850-8130.

Very truly yours, Capella Healthcare, Inc.
By:	/s/ Daniel S. Slipkovich
Daniel S. Slipkovich
Chief Executive Officer, President and Chairman

cc:	J. Chase Cole, Esq. David C. Head, Esq. David R. Clay, Esq.